 Plasmet Corp.
6 ½ North Second St.
Walla Walla, Washington 98362
(509)526-3491

June 7, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re:	Plasmet Corporation
Registration Statement on Form S-1, Registration No. 333-154672

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Plasmet Corp.  (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2008, and amended on February 11 2009, together with all exhibits thereto (collectively the “Registration Statement”).

The Company has determined that, because of the passage of time and the need to update the disclosure, it intends to withdraw the Old Registration Statement and file a new Registration Statement on Form S-1.  The Company hereby confirms that no securities have been or will be sold pursuant to the Old Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Old Registration Statement be credited for future use.

Please fax a copy of the written order granting withdrawal of the Old Registration Statement to Brian Pettersen to facsimile number 509 375 6291.

Should you have any questions regarding this matter, please call John Pettersen, Chief Executive Officer of the Registrant, at (801) 514-5055.

Sincerely,

/s/ Brian Pettersen

Brian Pettersen
Chief Executive Officer